# IN SEASON FOOD SHOP

# FORM C
## Offering Memorandum

## Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

### §227.201(A) – BASIC INFORMATION ABOUT THE COMPANY

| | |
|---|---|
| **Name of Company** | Alimentary, LLC |
| **State of Organization** | Massachusetts |
| **Date Company Was Formed** | March 26th, 2018 |
| **Kind of Entity** | Limited Liability Company |
| **Street Address** | 1 Bow Market Way Unit 3, Somerville MA 02143 |
| **Website Address** | https://www.shopinseason.com/ |

### §227.201(B) – DIRECTORS AND OFFICERS OF THE COMPANY

**Person #1**

| Name | Shane Clyburn | |
|---|---|---|
| All positions with the Company and How Long for Each Position | Position Owner/Co-Founder | How Long March 26th, 2018 |
| Business Experience During Last Three Years | Market Manager at Copley Square Farmers Market | |
| Principal Occupation During Last Three Years | Market Manager | |
| Has this Person Been Employed by Anyone Else During the Last Three Years? | Yes | |
| If Yes, List the Name of the Other Employer(s) and its (their) Principal Business | Name Copley Square Farmers Market | Business Farmers Market |

**Person #2**

| Name | Robert MacLean | |
|---|---|---|
| All positions with the Company and How Long for Each Position | Position<br>Owner/Co-Founder | How Long<br>March 26<sup>th</sup>, 2018 |
| Business Experience During Last Three Years | Scheduling, Event Booking, Recipe Development, Inventory, Ordering | |
| Principal Occupation During Last Three Years | Co-Owner of Compliments Food Company | |
| Has this Person Been Employed by Anyone Else During the Last Three Years? | Yes | |
| If Yes, List the Name of the Other Employer(s) and its (their) Principal Business | Name<br>Compliments Food Company | Business<br>Food Truck & Catering |

## §227.201(C) – EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

| Name | Shane Clyburn |
|---|---|
| Name | Robert MacLean |

## §227.201(D) – THE COMPANY'S BUSINESS AND BUSINESS PLAN

**Our Story**

In Season Food Shop is a local food, grocery & convenience store, deli, and caterer based at Bow Market in Somerville. Our retail shelves are stocked with a curated selection of locally sourced, seasonally available grocery essentials, and our menu has been designed to highlight these ingredients. The shop provides a convenient and affordable way to access the wealth of amazing food made and grown in New England. Stepping through the doors of In Season Food Shop is like visiting a country farmstand, neighborhood deli, and corner bodega all at the same time. Our vision for the future is to open several locations in the Boston/Cambridge/Somerville area during the initial expansion phase, and work with community partners and loyal customers to improve access to locally sourced food in our community.

Demand for local food has never been higher. Due to renewed interest in supporting local businesses instead of larger, industrialized food producers, consumers are actively seeking ways to access this type of food in their neighborhoods. Recent research into global climate change has only brightened the spotlight on local food's role in a sustainable future. Farmers Markets are a vibrant and attractive way for city dwellers to purchase food directly from community farms, but they are often inconvenient and only open part of the year. People want more local food, but they don't have the time or energy to seek it out during their busy lives. In Season Food Shop makes access to local food convenient.

**Our Plans**

Meeting the minimum target will put In Season Food Shop in a strong financial situation as we complete the opening of our first location at Bow Market. It will allow the business to add staff, purchase inventory, consolidate high-interest debt, and ensure the cash flow necessary to maintain full operations heading into the traditionally slow Winter Quarter. Additionally, the proceeds will be used to launch the In Season brand. We'll be able to build the right website, design brochures and other print marketing materials, improve our social media strategy, and advertise the shop locally and online. With only the minimum target met, In Season Food

Shop should reach sustainability at Bow Market and put us in a strong position to prepare for expansion in a few years.

In addition to everything made possible by reaching the minimum target, hitting our top goal will allow In Season Food Shop to lay the groundwork for expansion and begin generating additional revenue quickly.

**Business Model**

In Seasons' primary revenue streams are food retail/grocery sales, prepared meals to order, and on-site catering sales. The business began by selling prepared foods at the Union Square farmers market using ingredients from farms across the way. That philosophy has carried over to the food shop at Bow Market, where produce comes from farms with names and every ingredient has a story to tell. Each of those three income sources reflects our commitment to community sourcing. That part of our business model will never change. The biggest long-term revenue changes we anticipate at this time are the introduction of branded wholesale products, online/mobile ordering, and broader catering categories.

**Market Analysis**

The initial market of In Season Food Shop is anyone living in or visiting Union Square. Somerville is the 16th most densely populated city in the United States, and the highest density census area in New England. In 2010, the City of Somerville adopted "SomerVision," a comprehensive plan for development of the city for the next twenty years. In 2015, residents of Union Square came together and developed the Union Square Neighborhood Plan, an extension of SomerVision with particular emphasis on Union Square and surrounding residential areas. A major component of both SomerVision and the Union Square Neighborhood Plan (USNP) is the support of local food.

## §227.201(E) – NUMBER OF EMPLOYEES

The Company currently has 2  employees.

## §227.201(F) – RISKS OF INVESTING

**Required Statements**

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

**Please refer to Appendix A for risks of investing in this investment.**

**Risks in Educational Materials**

Our Educational Materials list risks that are common to many of the companies on the MainVest platform.

## §227.201(G) – TARGET OFFERING AMOUNT AND OFFERING DEADLINE

| | |
|---|---|
| Target Offering Amount | $40,000 |
| Offering Deadline | December 24th, 2018 |

**Required Statement**

**If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.**

## §227.201(H) – COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

| | |
|---|---|
| Will the company accept commitments that exceed the Target Offering Amount? | Yes |
| What is the maximum you will accept in this Offering (it may not exceed $1,070,000)? | $50,000 |
| If Yes, how will the company deal with the oversubscriptions? | In Season Food Shop will accept subscriptions on a first-come, first-served basis. |

## §227.201(I) – HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

**The Company is Reasonably Sure it Will Use the Money as Follows**

| Use of Money | How Much (if Minimum) | How Much (if Maximum) |
|---|---|---|
| Compensation to MainVest | $2,400 | $3,000 |
| Salaries | $30,000 | $30,000 |
| Inventory | $5,000 | $5,000 |
| Working Capital | $2,600 | $7,600 |
| Expansion | $0 | $4,400 |
| TOTAL | $40,000 | $50,000 |

## §227.201(J) – THE INVESTMENT PROCESS

**To Invest**
- Review this Form C and the Campaign Page
- If you decide to invest, press the ***Invest*** button
- Follow the instructions

**To Cancel Your Investment**
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to your dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

NOTE: For more information about the investment and cancellation process, see these Educational Materials.

**Required Statements**

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

## §227.201(K) – MATERIAL CHANGES

**Required Statement**

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

EXPLANATION: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## §227.201(L) – PRICE OF THE SECURITIES

The Company is offering "securities" in the form of Revenue Sharing Notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## §227.201(M) – TERMS OF THE SECURITIES

**Overview**

The Company is offering "securities" in the form of Revenue Sharing Notes, which we refer to as "Notes." Many of the terms of the Notes are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C.

**Your Right to Payments under the Note**

Your right to payments under the Note is set forth in the Note, together with a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page:

CAP
1.45×

PERCENTAGE OF REVENUE*
1.25%

SENIORITY

Subordinated

MATURITY DATE
Dec. 31, 2023

SECURITIZATION
Unsecured

*as further defined in the note agreement

**Obligation to Contribute Capital**

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

**No Right to Transfer**

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

**Security**

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

**Modification of Terms of Notes**

The terms of the Notes and the Note Indenture may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

**Other Classes of Securities**

The Company has outstanding the following securities:

| Name of Security | Limited Liability Company Interests |
|---|---|
| Number of Shares Outstanding | n/a |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | n/a |
| How These Securities Differ from the Promissory Notes Offered to Investors | n/a |

**Dilution of Rights**

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

**The People Who Control the Company**

Each of these people owns 20% or more of the total voting power of the Company:

| *Name* | *Percentage of Voting Rights* |
|---|---|
| Shane Clyburn | 50% |
| Robert MacLean | 50% |

**How the Exercise of Voting Rights Could Affect You**
You will receive payments with respect to your Note only if the Company makes enough money to pay you or, if the Company doesn't make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

**How the Notes are Being Valued**
The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

## §227.201(N) – THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. SEC File number is 007-00162, and Central Registration Depository (CRD) number is 298384.

## §227.201(O) – COMPENSATION OF THE FUNDING PORTAL

The Company will compensate MainVest, Inc. as follows:

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

## §227.201(P) – INDEBTEDNESS OF THE COMPANY

| Creditor | Amount | Interest rate | Maturity Date (due date) | Other Important Terms |
|---|---|---|---|---|
| East Cambridge Savings Bank | $ 63,889 | 5.5% | February 2nd, 2024 | Borrower shall make monthly payments of interest only for the first six months. Starting with the seventh month, borrower shall make monthly payments of principal and interest, in arrears, based on a 60-month amortization schedule. The entire unpaid principal balance, with interest then, accrued, shall be due and payable at the end of the Term. Interest shall be calculated and paid on the basis of a 360-day year and the actual number of days elapsed. |
| East Cambridge Savings Bank | $8,236 | 7.75% | August 2nd, 2021 | Borrower shall make monthly payments of interest only for the first six months. Starting with the seventh month, borrower shall make monthly payments of principal and interest, in arrears, based on a 60-month amortization schedule. The entire unpaid principal balance, with interest then, accrued, shall be due and payable at the end of the Term. Interest shall be calculated and paid on the basis of a 360-day year and the actual number of days elapsed. |
| Webstaurant Financing | $13,040 | 0% | October 1st, 2021 | |

## §227.201(Q) – OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

**Company Condition**
The Company has not made any offerings with other third party regulation crowdfunding companies in the past three years

## §227.201(R) – TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

**Company Condition**
The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

## §227.201(S) – THE COMPANY'S FINANCIAL CONDITION

The Company was established in March 2018. As such, there are limited financial statements and information for the investor to review.

Without the funds the Company plans to raise through regulation crowdfunding on MainVest, the Company would need to find other funds for the completion of its buildout, equipment, and ultimately to launch the Company. At this time, the Company may need to secure another form of capital (e.g. bank loan or equity investment) in order to launch the Company. At the time of this offering, the Company has three outstanding debt instruments (other than the funds being planned to raise on MainVest) for a total principal of $85,165.

## §227.201(T) – THE COMPANY'S FINANCIAL STATEMENTS

Historical Financial Statements
Please see Appendix B for historical financial statements

Pro Forma Income Statement
In order to illustrate the future earning potential of the Company, the Company provided a summary of its 8-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section §227.201(F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

| | YEAR 1 | YEAR 2 | YEAR 3 | YEAR 4 | YEAR 5 | YEAR 6 | YEAR 7 | YEAR 8 |
|---|---|---|---|---|---|---|---|---|
| **SALES** | $ 1,206,336 | $ 1,809,821 | $ 2,652,331 | $ 3,537,842 | $ 4,389,902 | $ 5,305,923 | $ 6,214,625 | $ 6,902,995 |
| Retail | $ 560,736 | $ 869,141 | $ 1,303,711 | $ 1,825,196 | $ 2,281,495 | $ 2,737,794 | $ 3,148,463 | $ 3,463,309 |
| Prepared Food | $ 405,600 | $ 628,680 | $ 943,020 | $ 1,225,926 | $ 1,532,408 | $ 1,992,130 | $ 2,490,162 | $ 2,863,687 |
| Catering | $ 240,000 | $ 312,000 | $ 405,600 | $ 486,720 | $ 576,000 | $ 576,000 | $ 576,000 | $ 576,000 |
| | | | | | | | | |
| **COGS** | $ 618,998 | $ 924,001 | $ 1,331,856 | $ 1,748,872 | $ 2,118,181 | $ 2,490,895 | $ 2,827,361 | $ 3,064,588 |
| Retail | $ 364,478 | $ 553,979 | $ 808,339 | $ 1,094,793 | $ 1,329,386 | $ 1,549,678 | $ 1,736,230 | $ 1,872,028 |
| Prepared Food | $ 182,520 | $ 277,416 | $ 404,792 | $ 513,314 | $ 624,600 | $ 779,844 | $ 933,080 | $ 1,038,407 |
| Catering | $ 72,000 | $ 92,605 | $ 118,725 | $ 140,765 | $ 164,196 | $ 161,373 | $ 158,050 | $ 154,152 |
| | | | | | | | | |
| Gross Margin | $ 587,338 | $ 885,820 | $ 1,320,475 | $ 1,788,970 | $ 2,271,721 | $ 2,815,029 | $ 3,387,264 | $ 3,838,408 |
| *% of sales* | *49%* | *49%* | *50%* | *51%* | *52%* | *53%* | *55%* | *56%* |
| | | | | | | | | |
| **OPEX** | | | | | | | | |
| Labor | $ 127,776 | $ 126,048 | $ 126,048 | $ 123,168 | $ 123,168 | $ 123,168 | $ 123,168 | $ 123,168 |
| Cost of Unsold Goods | $ 93,086 | $ 116,871 | $ 141,749 | $ 166,860 | $ 177,937 | $ 182,543 | $ 188,785 | $ 186,385 |
| Processing Fees | $ 21,563 | $ 32,351 | $ 47,410 | $ 63,239 | $ 78,470 | $ 94,843 | $ 111,086 | $ 123,391 |
| | | | | | | | | |
| Commissary Kitchen | $ 14,040 | $ 11,400 | $ 11,652 | $ 6,360 | $ 6,360 | $ 6,360 | $ 6,360 | $ 6,360 |
| Storefront Rent | $ 25,416 | $ 26,475 | $ 27,799 | $ 29,189 | $ 30,648 | $ 32,181 | $ 33,790 | $ 36,898 |
| Utilities | $ 10,400 | $ 10,400 | $ 10,400 | $ 10,400 | $ 10,400 | $ 10,400 | $ 10,400 | $ 10,400 |
| Transportation | $ 6,240 | $ 6,240 | $ 6,240 | $ 6,240 | $ 6,240 | $ 6,240 | $ 6,240 | $ 6,240 |
| Maintenance | $ 2,400 | $ 2,400 | $ 2,400 | $ 2,400 | $ 2,400 | $ 2,400 | $ 2,400 | $ 2,400 |
| | | | | | | | | |
| SG&A | $ 13,812 | $ 13,812 | $ 13,812 | $ 13,812 | $ 13,812 | $ 13,812 | $ 13,812 | $ 13,812 |
| Marketing | $ 4,460 | $ 4,460 | $ 4,460 | $ 4,460 | $ 4,460 | $ 4,460 | $ 4,460 | $ 4,460 |
| Permitting | $ 4,070 | $ 4,070 | $ 4,070 | $ 4,070 | $ 4,070 | $ 4,070 | $ 4,070 | $ 4,070 |
| Insurance | $ 3,000 | $ 3,000 | $ 3,000 | $ 3,000 | $ 3,000 | $ 3,000 | $ 3,000 | $ 3,000 |
| | | | | | | | | |
| Total OPEX | $ 326,263 | $ 357,526 | $ 399,040 | $ 433,198 | $ 460,965 | $ 483,477 | $ 507,571 | $ 520,585 |
| **EBITDA** | $ 261,075 | $ 528,294 | $ 921,435 | $ 1,355,772 | $ 1,810,756 | $ 2,331,551 | $ 2,879,693 | $ 3,317,823 |
| *% of sales* | *22%* | *29%* | *35%* | *38%* | *41%* | *44%* | *46%* | *48%* |
| | | | | | | | | |
| Depreciation | $ 6,848 | $ 6,848 | $ 6,848 | $ 6,848 | $ 6,848 | $ - | $ - | $ - |
| Amortization | $ 5,594 | $ 5,594 | $ 5,594 | $ 5,594 | $ 5,594 | $ - | $ - | $ - |
| | | | | | | | | |
| **EBIT** | $ 248,632 | $ 515,852 | $ 908,993 | $ 1,343,330 | $ 1,798,314 | $ 2,331,551 | $ 2,879,693 | $ 3,317,823 |
| *% of sales* | *21%* | *29%* | *34%* | *38%* | *41%* | *44%* | *46%* | *48%* |
| | | | | | | | | |
| Interest | $ 10,063 | $ 7,847 | $ 5,631 | $ 3,416 | $ 1,200 | $ - | $ - | $ - |
| MainVest Rev Note (1) | $ 15,079 | $ 22,623 | $ 33,154 | $ 1,644 | $ - | $ - | $ - | |
| Post-Debt Cash Flow before tax | $ 223,491 | $ 485,382 | $ 870,207 | $ 1,338,270 | $ 1,797,114 | $ 2,331,551 | $ 2,879,693 | $ 3,317,823 |

(1) Assumes a MainVest final offering of $50,000. If the final offering amount is lower than $50,000, the total debt payments are expected to be lower.

## §227.201(U) – DISQUALIFICATION EVENTS

EXPLANATION: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Education Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

## §227.201(V) – UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

## §227.201(W) – ANNUAL REPORTS FOR THE COMPANY

We will file a report with the Securities and Exchange Commission annually and post the report on our website at http://www.shopinseason.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

## §227.201(X) – OUR COMPLIANCE WITH REPORTING OBLIGATIONS

EXPLANATION:  This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

## §227.201(Y) – OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

## (Z) - ADDITIONAL INFORMATION INCLUDED IN THE FORM C

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| Total Assets | $0 | $0 |
| Cash & Cash Equivalents | $0 | $0 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $0 | $0 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# APPENDIX A:
# INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

The Company operates with a very limited scope, offering only food service, grocery, and catering services to potential clients, making them vulnerable to changes in customer preferences.

LIMITED OPERATING HISTORY

The Company is a newly established entity and has almost no history for prospective investors to consider.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in the Company's management or vote on and/or influence any managerial decisions regarding the Company. Furthermore, if the founders or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Company and the key persons will have no control.  Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

Additionally, the Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

The Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT THE COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect the Company's financial performance or ability to continue to operate.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

The Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although the Company will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there

are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the food and beverage industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of the Company's management will coincide: you both want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want the company to act conservative to make sure they are best equipped to repay the Note obligations, while the company might prefer to spend aggressively to invest in the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If the Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if the Company is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if the Company fails to generate enough revenue, you could lose some or all of your money.

Because your payments are based on the revenue of the Company, and the revenue of the Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

The Notes shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

The Notes are not personally guaranteed by any of the founders or any other person.

## LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

# APPENDIX B:
# HISTORICAL FINANCIAL STATEMENTS

# Balance Sheet

**In Season Food Shop**
**Balance Sheet**
**9/30/2018**

| | | **Current Period**<br>**3/26/2018 to 9/30/2018** |
|---|---|---|
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash | $ | 3,735.00 |
| Petty Cash | | 200.00 |
| Inventory | | 500.00 |
| **Total Current Assets** | | 4,435.00 |
| **Fixed Assets:** | | |
| Furniture and Equipment | | 22,000.00 |
| Leasehold Improvements | | 30,000.00 |
| Vehicles | | 10,000.00 |
| Less: Accumulated Depreciation | | - |
| **Total Fixed Assets** | | 62,000.00 |
| **Other Assets:** | | |
| Security Deposits | | 500.00 |
| Other Assets | | - |
| **Total Other Assets** | | 500.00 |
| **TOTAL ASSETS** | $ | 66,935.00 |
| **LIABILITIES** | | |
| **Current Liabilities:** | | |

| | | |
|---|---|---:|
| Accounts Payable | $ | 900.00 |
| Sales Tax Payable | | 1,089.00 |
| Rent Payable | | 2,118.00 |
| Other Liabilities | | - |
| Current Portion of Long-Term Debt | | - |
| **Total Current Liabilities** | | 4,107.00 |
| **Long-Term Liabilities:** | | |
| Notes Payable | | 80,000.00 |
| Less: Current portion of Long-term debt | | - |
| **Total Long-Term Liabilities** | | 80,000.00 |
| **EQUITY** | | |
| Owner's Investment | | 2,000.00 |
| Opening Retained Earnings | | - |
| Dividends Paid/Owner's Draw | | - |
| Net Income (Loss) | | (19,172.00) |
| **Total Equity** | | (17,172.00) |
| **TOTAL LIABILITIES & EQUITY** | $ | **66,935.00** |
| Balance Sheet Check | | - |

# Income Statement

**In Season Food Shop**
**Income Statement**
**9/30/2018**

| | | **Current Period**<br>**3/26/2018 to 9/30/2018** |
|---|---|---:|
| **REVENUES** | | |
| Pop-Up Sales | $ | 23,780.00 |
| Private Event Catering | | 500.00 |
| Other Revenue | | - |
| **TOTAL REVENUES** | | **24,280.00** |
| | | |
| **COST OF GOODS SOLD** | | |
| Raw Ingredients | | 11,400.00 |
| Salaries-Direct | | 1,019.00 |
| Supplies | | - |
| Other Direct Costs | | - |
| **TOTAL COST OF GOODS SOLD** | | 12,419.00 |
| | | |
| **GROSS PROFIT (LOSS)** | | 11,861.00 |
| | | |
| **OPERATING EXPENSES** | | |
| Advertising and Promotion | | 87.00 |
| Automobile/Transportation | | 500.00 |
| Bank Service Charges | | 204.00 |
| Business Licenses and Permits | | 1,150.00 |
| Dues and Subscriptions | | 30.00 |
| Insurance | | 4,950.00 |
| Meals and Entertainment | | 20.00 |

| | |
|---|---:|
| Merchant Account Fees | 485.00 |
| Office Supplies | 118.00 |
| Professional Services - Legal, Accounting | - |
| Occupancy | 11,362.00 |
| Rental Payments | 727.00 |
| Equipment | 10,600.00 |
| **TOTAL OPERATING EXPENSES** | 30,233.00 |
| | |
| **OPERATING PROFIT (LOSS)** | (18,372.00) |
| | |
| **INTEREST (INCOME), EXPENSE & TAXES** | |
| Interest (Income) | - |
| Interest Expense | 800.00 |
| Income Tax Expense | - |
| **TOTAL INTEREST (INCOME), EXPENSE & TAXES** | 800.00 |
| | |
| **NET INCOME (LOSS)** | $ (19,172.00) |

I, Shane Clyburn, certify that:

(1) The financial statements of ALIMENTARY, INC included in this Form are true and complete in all material respects; and

(2) The tax return information of ALIMENTARY, INC have not been included in this Form as ALIMENTARY, INC has only been formed on 1/2/18 and has not filed a tax return to date.

Signature: 
DocuSigned by:
*Shane Clyburn*
6D11A6069EE541D...

Name: Shane Clyburn
Title: Owner, ALIMENTARY, INC